LGX Energy Corp.

6 1/2 N. 2nd Ave., Suite 201

Walla Walla, WA 99362

June 26, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: LGX Energy Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed June 5, 2023

File No. 024-12189

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 9, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 2 to its Offering Statement on Form 1-A submitted June 5, 2023 (File No. 024-12189) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 2 to Form 1-A filed June 5, 2023

Business

Drilling Activity, page 33

1.	We note that you removed the table previously disclosed under this heading in Amendment No. 1 presenting the information relating to the number of gross and net productive and dry development and exploratory wells drilled on an annual basis during each of the last two fiscal years. Please revise your disclosure to include this information to comply with the requirements in Item 1205 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure relating to the number of gross and net productive and dry development and exploratory wells drilled on an annual basis during each of the last two fiscal years to comply with the requirements in Item 1205 of Regulation S-K.

Productive Wells, page 33

2.	We have read your response to prior comment 2 but note you continue to disclose your net productive wells based on applying your net revenue interest percentage (66.274%), and not the working interest percentage (93.25%), to the corresponding gross value. Please revise your presentation to correct the figure relating to the number of net productive wells as of the year ended April 30, 2023. Refer to the requirements for the disclosure of productive wells in Item 1208(a) and the definition of a net well in Item 1208(c)(2) of Regulation S-K. This comment also applies to the disclosure of the figures for the number of net wells drilled under the disclosure of your “Drilling Activity.”

Response: In response to the Staff’s comments, the Company has revised its disclosure to correct the figure relating to the number of net productive wells as of the year ended April 30, 2023, as well as our disclosure under “Drilling Activity.”

Natural Gas and Oil Reserves

Reserve Estimates, page 34

3.	We have read your response to prior comment 4 and note you revised the as of date for your reserves from March 31, 2023 to April 30, 2023. However, it appears that the estimates of proved producing reserves of 24,602 barrels of oil and the average 12-month first-day-of-the-month realized oil price of $70.00 per barrel previously disclosed as of March 31, 2023 have not been revised to give effect to the production that occurred between the periods or the oil price corresponding to the new effective date as of April 30, 2023. Please revise your disclosure to correctly reflect the estimates as of the period ending April 30, 2023. For additional guidance, please refer to Instruction 1 to Item 1202(a)(2) of Regulation S-K and Rule 4-10(a)(22)(v) of Regulation S-X.

Response: In response to the Staff’s comments, the Company has revised its disclosure to correctly reflect the estimates as of the period ending April 30, 2023.

4.	Please expand the table on page 34 presenting your proved reserves to include a line item for proved undeveloped reserves with a figure of “0” to be consistent with your disclosure of the future net cash flows on page 35 and the discussion of your proved undeveloped reserves on page 36. Refer to the disclosure requirements in Items 1202(a)(1) and (a)(2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure within the table on page 34 presenting its proved reserves to include a line item for proved undeveloped reserves with a figure of “0” to be consistent with our disclosure of the future net cash flows on page 35 and the discussion of our proved undeveloped reserves on page 36.

5.	We have read your response to prior comment 5 but reissue our comment as we are unable to locate the expanded disclosure relating to your probable reserves and cash flows that includes cautionary language clarifying that your estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves. Refer to the requirements in Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: In response to the Staff’s comments, the Company has revised its disclosure relating to our probable reserves and cash flows to include cautionary language clarifying that our estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves.

6.	We have read your response to prior comment 6 but are unable to locate your expanded disclosure. We note the figures for your estimated net present value discounted at 10% (“PV-10”) and the standardized measure are identical; however, your discussion explains that these two measures differ only in that that the standardized measure reflects estimated future income taxes. Please expand your disclosure to clarify why the two figures are identical, e.g., you do not have an income tax obligation at April 30, 2023.

Response: In response to the Staff’s comments, the Company has revised its disclosure accompanying the presentation of our PV-10 and standardized measure to clarify that the Company did not have an income tax obligation at April 30, 2023.

7.	We have read your response to prior comment 7 but reissue our comment as we are unable to locate your expanded disclosure stating your future cash flows include the costs to abandon your proved and probable properties. If your future cash flows do not include these costs, revise your estimates as necessary. Refer to FASB ASC 932-235-50-36.

Response: In response to the Staff’s comments, the Company has revised its disclosure to state that our future cash flows include the costs to abandon our proved and probable properties.

Volume, Prices and Production Costs, page 34

8.	We note the discussion preceding the table on page 34 states “the following table sets forth certain information regarding the gross production volumes.” However, the line-item header in the table is shown as “Net Production.” Please revise your disclosure to correct this inconsistency.

Response: In response to the Staff’s comments, the Company has revised its disclosure to clarify that the information is for net production volumes.

9.	We note that you updated the figure for your net production from 5,703 barrels of oil for the period ending March 31, 2023 to 6,403 barrels of oil for the fiscal year ended April 30, 2023; however, the average sales price of oil appears to remain unchanged from the $81.81 per barrel previously disclosed. Please revise your disclosure to present the average twelve-month sales price for the fiscal year ended April 30, 2023. Refer to the disclosure requirements in Item 1204(b)(1) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to present the average twelve-month sales price for the fiscal year ended April 30, 2023.

10.	We have read your response to prior comment 10 but reissue our comment as we are unable to locate your expanded disclosure of the average production cost, not including ad valorem and severance taxes, per unit of production for the twelve months ending April 30, 2023. Refer to the requirements in Item 1204(b)(2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to include the average production cost, not including ad valorem and severance taxes, per unit of production for the twelve months ending April 30, 2023.

Reserve Estimation Process, Controls and Technologies, page 35

11.	We have read your response to prior comment 11 and note your revised disclosure removing the references to year-end reserve reports prepared by reserve engineering firms. However, it appears that you also removed the discussion of the internal controls used by your management in your reserves estimation effort. Please revise your discussion to comply with the disclosure requirements in Item 1202(a)(7) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to include the discussion of the internal controls used by our management in our reserves estimation effort.

Notes to the Consolidated Financial Statements, page F-20

12.	We have read your response to prior comment 14 but reissue our comment as we are unable to locate your disclosure revisions. Please revise your disclosure to include the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal year ended April 30, 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A. For additional guidance, refer to the examples of the presentation formats that may be used to disclose the required information shown in FASB ASC 932-235-55-1.

Response: In response to the Staff’s comments, the Company has revised its disclosure to include information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal year ended April 30, 2022.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (509) 460-2518.

Sincerely,

/s/ Howard Crosby
Howard Crosby
Chief Executive Officer